SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                           SCHEDULE 13 D

             Under the Securities Exchange Act of 1934
                        (Amendment No. __)*

           SEMICONDUCTOR LASER INTERNATIONAL CORPORATION
                         (Name of Issuer)
                   _____________________________

               COMMON STOCK (PAR VALUE $.01 PER SHARE)
                  (Title of Class of Securities)

                             816638100
                          (CUSIP Number)

                          Theodore W. Konopelski
                           2678 Grandview Place
                           Endicott, N.Y. 13760
                              (607) 754-3626
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                 Copy to:
                           Thomas P. Young, Esq.
                          Underberg & Kessler LLP
                             1800 Chase Square
                           Rochester, N.Y. 14604
                              (716) 258-2800
                 _________________________________

                            May 1, 1997
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 816638100

1)   Name of Reporting Person: Theodore W. Konopelski
     S.S. or I.R.S. Identification
           No. of Above Person:                      SSN:   ###-##-####

2)   Check the Appropriate Box (a)      [ X ]
           if a Member of a Group* (b)  [  ]

3)   SEC Use Only

4)   Source of Funds*         PF

5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e): [   ]

6)   Citizenship or Place of Organization: United States

Number of               (7)   Sole Voting Power         96,536 (1)
Shares Beneficially     (8)   Shared Voting Power          -0-
Owned by Each           (9)   Sole Dispositive Power    96,536 (1)
Reporting               (10)  Shared Dispositive Power     -0-
Person With

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person:                    96,536 (1)

12)  Check Box if the Aggregate Amount
           in Row (11) Excludes Certain Shares*:        [ X ]

13)  Percent of Class Represented
           by Amount in Row (11)                        2.7%
                                        (based on 3,530,838 shares
                                         outstanding on March 31, 1997)

14)  Type of Reporting Person*:                         IN
____________________________
* See instructions
(1) Includes non-plan options to purchase 29,553 shares all of which are presently exercisable by Mr. Konopelski.

CUSIP No. : 816638100

1)   Name of Reporting Person: Ann Konopelski
     S.S. or I.R.S. Identification
           No. of Above Person:                      SSN: ###-##-####

2)   Check the Appropriate Box (a)      [ X ]
           if a Member of a Group* (b)  [  ]

3)   SEC Use Only

4)   Source of Funds*         OO

5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e):   [   ]

6)   Citizenship or Place of Organization: United States

Number of                       (7)   Sole Voting Power         172,195 (1)
Shares Beneficially             (8)   Shared Voting Power           -0-
Owned by Each                   (9)   Sole Dispositive Power    172,195 (1)
Reporting                       (10)  Shared Dispositive Power      -0-
Person With

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person:                            172,195 (1)

12)  Check Box if the Aggregate Amount
           in Row (11) Excludes Certain Shares*:                [ X ]

13)  Percent of Class Represented
           by Amount in Row (11)                                4.9%
                                                (based on 3,530,838 shares
                                                outstanding on March 31, 1997)

14)  Type of Reporting Person*:                                 IN
____________________________
* See instructions
(1) Includes 3,942 shares held in a trust for the benefit of two nieces, of which trust Mrs. Konopelski is sole trustee.

ITEM 1 SECURITY AND ISSUER

          Common Stock, par value $.01 per share,
          Semiconductor Laser International Corporation
          15 Link Drive
          Binghamton, New York 13904

ITEM 2 IDENTITY AND BACKGROUND

     (a) Name(s): Theodore W. Konopelski and Ann Konopelski, husband and wife (collectively, the "Reporting Persons"), who may constitute a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934.

     (b)  Residence address:  2678 Grandview Place, Endicott, N.Y. 13760

     (c)    Current   Occupation:    Theodore  Konopelski:  engineer.   Ann
Konopelski  is  a  compensation  analyst and  is  the  spouse  of  Theodore
Konopelski.

     (d)  No; not applicable.

     (e)  No; not applicable.

     (f)  Both citizens of the United States

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Konopelski beneficially owns 96,536 shares of Common Stock, which he acquired in 1993 in connection with the incorporation of the Issuer and in 1995 in connection with the December 1994 private placement. This total includes non-plan options to purchase 29,553 shares, all of which are presently exercisable by Mr. Konopelski. Mr. Konopelski disclaims beneficial ownership of the 172,195 shares beneficially owned by Mrs. Konopelski.

     Mrs. Konopelski beneficially owns 172,195 shares of Common Stock. Of this total, 168,253 shares were transferred to her by Mr. Konopelski in 1995, and 3,942 shares are held in a trust for the benefit of two nieces, of which trust Mrs. Konopelski is sole trustee. Mrs. Konopelski disclaims beneficial ownership of the 96,536 shares beneficially owned by Mr. Konopelski.

ITEM 4 PURPOSE OF TRANSACTION

     Theodore Konopelski was a co-founder of the Issuer and acquired substantially all of his shares of Common Stock in connection with the incorporation of the Issuer, some of which he subsequently transferred to his spouse, Ann Konopelski.

     The Reporting Persons are disappointed with the management and direction of the Issuer and have begun to evaluate possible alternatives with respect to their investment in the Issuer. Although no course of action has presently been decided upon, Mr. Konopelski is considering, among other things, (1) holding discussions with third parties or with members of the Board of the Issuer in which he may suggest or take a position with respect to potential changes in the operations and/or management of the Issuer as a means of enhancing shareholder value, (2) seeking the removal of certain or all of the members of the Board of the Issuer, (3) nominating an alternate slate of candidates to be elected to the Board, or (4) proposing changes in the management of the Issuer.

     Except as set forth herein, the Reporting Persons have not, at this time, decided upon any plans or proposals that relate to or would result in
(1) the acquisition or disposition by any person of securities of the Issuer, (2) any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer, (3) any sale or transfer of a material amount of the assets of the Issuer, (4) a change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (5) any material change in the present capitalization or dividend policy of the Issuer, (6) any material change in the Issuer's business or corporate structure, (7) any changes in the Issuer's charter or bylaws that may impede the acquisition of control of the Issuer by any person, (8) the Common Stock being delisted by Nasdaq or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (9) any action similar to any of those enumerated above. Nevertheless, the Reporting Persons reserve the right to take any and all actions with respect to the Issuer or its securities as may be permitted by law.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     (a) Theodore W. Konopelski beneficially owns 96,536 shares or approximately 2.7% of the Issuer's Common Stock (based on 3,530,838 shares outstanding on March 31, 1997). This total includes non-plan options to purchase 29,553 shares all of which are presently exercisable by Mr. Konopelski. Mr. Konopelski disclaims beneficial ownership of the 172,195 shares beneficially owned by Mrs. Konopelski.

     Ann Konopelski beneficially owns 172,195 shares or approximately 4.9% of the Issuer's Common Stock (based on 3,530,838 shares outstanding on March 31, 1997). Mrs. Konopelski disclaims beneficial ownership of the 96,536 shares beneficially owned by Mr. Konopelski.

     (b) Theodore W. Konopelski has sole voting and dispositive power with respect to 96,536 shares, which total includes non-plan options to purchase 29,553 shares all of which are presently exercisable by Mr. Konopelski. He has no shares with respect to which he shares voting or dispositive power. Mr. Konopelski disclaims beneficial ownership of the 172,195 shares beneficially owned by Mrs. Konopelski.

     Ann Konopelski has sole voting and dispositive power with respect to 172,195 shares, which includes 3,942 shares held in a trust for the benefit of two nieces, of which trust Mrs. Konopelski is sole trustee. She has no shares with respect to which she shares voting or dispositive power. Mrs. Konopelski disclaims beneficial ownership of the 96,536 shares beneficially owned by Mr. Konopelski.

     (c) On March 20, 1997, Theodore Konopelski sold a total of 25,000 shares of Common Stock at an average price of $6.18 per share; on March 21, 1997, he sold a total of 23,000 shares at an average price of $5.71 per share; and from April 4 through 14, 1997, he sold a total of 35,500 shares at an average price of $5.89 per share, all in open market transactions.

     (d)  None; not applicable.

     (e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

     1)   Joint Filing Agreement.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  May 9, 1997

By:  /s/ Theodore W. Konopelski
     Theodore W. Konopelski

By:  /s/ Ann Konopelski
     Ann Konopelski

                           EXHIBIT INDEX

EXHIBIT         DESCRIPTION

1              Joint Filing Agreement

Exhibit 1

Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Semiconductor Laser
International Corporation, and further agree that this Joint Filing Agreement be included as a Exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes Theodore W. Konopelski to file on such person's behalf any and all amendments to such Statement. Each such party undertakes to notify Theodore W. Konopelski of any changes giving rise to an obligation to file an amendment to this Schedule 13D and it is understood that in connection with this Statement and all amendment thereto each such party shall be responsible only for information supplied by such party.

     In evidence thereof, the undersigned hereby execute this Agreement as of the 9th day of May, 1997.

                                   /s/ Theodore W. Konopeski
                                   Theodore W. Konopelski


                                   /s/ Ann Konopelski
                                   Ann Konopelski